Exhibit 99.2

RANDGOLD & EXPLORATION COMPANY LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1992/005642/06)

Share code: RNG (suspended)	ISIN: ZAE000008819

ADR Ticker symbol: RANGE

(“Randgold”)

Directorate appointment on the board of Randgold

In compliance with paragraph 3.59 of the Listings Requirements of the JSE Limited (“the JSE”), Randgold advises that:

Mr David Morris Nurek has been appointed as the Independent Non-Executive Chairman of Randgold with effect from 7 October 2005.

The Randgold board as currently constituted is as follows:

David Morris Nurek	Independent Non-Executive Chairman
Peter Henry Gray	Chief Executive Officer
John Chris Lamprecht	Financial Director
Matsehoa Brenda Madumise	Independent Non-Executive Director
Andrew Christoffel Nissen	Independent Non-Executive Director

7 October 2005

Johannesburg

Sponsor

Sasfin Corporate Finance

A division of Sasfin Bank Limited